

SECI 05043755 SSION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- ~~38599~~ 48311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Equity Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Boulevard
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED SEP 22 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED AUG 31 2005 WASH. D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Equity Markets, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Equity Markets, L.P. for the year ended December 31, 2004 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Thomas M. Joyce
Chief Executive Officer



John B. Howard
Senior Managing Director and
Chief Financial Officer



Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires February 7, 2006



Knight Equity Markets, L.P.

Statement of Financial Condition
December 31, 2004

Knight Equity Markets, L.P.
Index
December 31, 2004

Page(s)

This report contains the following

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company has restated the statement of financial condition at December 31, 2004.

PricewaterhouseCoopers LLP

January 18, 2005, except for the restatement described in Notes 2, 5 and 12 to the statement of financial condition, as to which the date is August 8, 2005

Knight Equity Markets, L.P.
Statement of Financial Condition - Restated
December 31, 2004

Assets		
Cash and cash equivalents	$	148,896,398
Cash segregated under federal and other regulations		5,946,791
Securities owned, held at clearing broker, at market value		135,933,168
Receivable from brokers, dealers and clearing organizations		81,109,749
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $82,455,831		48,807,354
Strategic investment		9,550,233
Intangible assets, less accumulated amortization of $630,139		11,369,861
Goodwill		3,589,747
Other assets		13,434,832
Total assets	$	458,638,133
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at market value	$	97,805,786
Accrued compensation expense		49,257,628
Payable to brokers, dealers and clearing organizations		15,572,821
Accrued soft dollar and commission recapture expense		9,950,322
Lease loss accrual		15,564,984
Accrued expenses and other liabilities		23,312,300
Total liabilities		211,463,841
Commitments and contingent liabilities (Notes 6 and 10)		
Partners' capital		247,174,292
Total liabilities and partners' capital	$	458,638,133

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the National Stock Exchange, and the Pacific Stock Exchange. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities

Securities owned and securities sold, not yet purchased, which consist of OTC and listed equity securities, are carried at market value and are recorded on a trade date basis.

Estimated Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Goodwill and Intangible Assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under this standard, goodwill and intangible assets with an indefinite useful life are not amortized but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company has no indefinite-lived intangible assets. Other intangible assets are amortized over their useful lives, which have been determined to range from five to thirty years.

Strategic Investment

Strategic investment, which represents an investment in NASDAQ, is accounted for at fair value. The fair value of the investment, for which a quoted market or dealer price is not available for the size of the Company's investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of this investment is subject to a high degree of volatility and may be susceptible to significant

fluctuations in the near term. The valuation of the investment is reviewed by management on an ongoing basis.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Lease Loss Accruals
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued.

Restatement
In accordance with SFAS No. 13, *Accounting for Leases*, as clarified by the Emerging Issues Task Force and Financial Accounting Standards Board Technical Bulletins, rent expense under operating leases with fixed rent escalations and lease incentives should be recognized on a straight-line basis over the lease term, and straight-line rent expense should begin to be recorded when the lessee takes possession of or controls the use of the space, including during free rent periods. The Company incorrectly accounted for certain leases by recognizing rent expense only when the rental payments were due to be paid and recorded lease incentives as a reduction of leasehold improvements.

Accordingly, the Company is restating the statement of financial condition at December 31, 2004. The primary impact of the restatement to the Company's previously issued financial statement is an increase in Accrued expenses and other liabilities.

Overall, the cumulative adjustment to correct these lease accounting errors is a reduction of Partner's capital of approximately $5.2 million as of December 31, 2004.

Related to this matter, the following accounts at December 31, 2004 were adjusted:

	As Previously Reported	As Restated
Statement of Financial Condition		
Fixed assets and leasehold improvements	48,449,038	48,807,354
Accrued expenses and other liabilities	17,791,692	23,312,300
Partners' capital	252,336,584	247,174,292

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2004 consist of the following:

	Receivable	Payable
Receivable from clearing brokers	$ 65,249,993	-
Securities failed-to-deliver/receive	10,996,736	$ 8,872,154
Deposits for securities borrowed	4,529,606	-
Payments for order flow	-	1,765,453
Clearance, execution and other fees	333,414	4,935,214
	$ 81,109,749	$ 15,572,821

Included in securities failed to deliver and securities failed to receive are $4.4 million and $4.8 million receivable from and payable to an affiliate, respectively.

4. Goodwill and Intangible Assets

At December 31, 2004, the Company had goodwill and intangible assets of $3,589,747 and $11,369,861, respectively, which resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003.

The intangible assets, which are primarily customer relationships, are all deemed to have definite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years.

Under SFAS 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. In June 2004, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements, as restated, are composed of the following:

Computer hardware and software	$ 75,719,872
Leasehold improvements	42,326,848
Equipment	1,751,694
Telephone system	6,425,318
Furniture and fixtures	5,039,453
	131,263,185
Less: Accumulated depreciation and amortization	(82,455,831)
	$ 48,807,354

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses.

The Company leases certain computer and office equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2004, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases, guaranteed employment contracts longer than one year and other commitments ("Other Obligations") were as follows:

	Office Leases	Other Obligations	Total
Year ending December 31,			
2005	$ 12,057,722	$ 3,857,650	$ 15,915,372
2006	8,483,272	3,726,276	12,209,548
2007	7,908,522	4,314	7,912,836
2008	7,819,718	330	7,820,048
2009	7,733,838	-	7,733,838
Thereafter through September 30, 2021	105,177,060	-	105,177,060
	$ 149,180,132	$ 7,588,570	$ 156,768,702

During the normal course of business, the Company collateralizes certain leases through letters of credit. As of December 31, 2004, KTG has provided a $9.0 million letter of credit as a guarantee for one of the Company's lease obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. One customer accounted for approximately 11.6% of the Company's U.S. equity dollar value traded.

8. Employee Benefit Plans

KTG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. Restricted stock awards generally vest over three years. KTG has the right to fully vest employees in their option grants and restricted stock awards upon retirement and in certain other circumstances.

9. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KTG based on direct usage, headcount, or a percentage of net capital depending on the source of the expense.

The Company pays an affiliate a fee for arranging transactions with European customers. The Company paid another affiliate a fee for arranging certain transactions.

The Company pays an affiliate a fee for certain costs associated with the operation of a disaster recovery site.

The Company pays affiliates a fee for certain execution costs.

At December 31, 2004, Other assets and Accrued expenses and Other liabilities on the Statement of Operations include $4.4 million and $1.6 million receivable from and payable to affiliates, respectively.

The Company receives a fee from an affiliate to manage an investment portfolio.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. At December 31, 2004 there were no loans receivable.

In addition, the Company borrowed funds from an affiliate during 2004 at a rate approximating its borrowing rate. At December 31, 2004 there were no loans payable.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major US commercial bank. Substantially all of the Company's credit exposures are concentrated with the bank and the clearing broker (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

11. Regulatory Charges and Related Matters

In March 2004, Knight Securities L.P., ("KSLP," now known as KEM) received Wells Notices from the staffs of the SEC's Division of Enforcement and from NASD's Department of Market Regulation. On July 7, 2004, the Company announced that KSLP had reached an agreement in principle with the staffs of the SEC and NASD to settle the investigations covered by these Wells Notices, which remained subject to the drafting of settlement papers and final approval by the SEC and NASD. On December 16, 2004, the Company announced that KSLP concluded its settlement with the SEC and NASD (the "Settlement").

The Settlement related to certain institutional trade activity, conduct and supervision that occurred in 1999 through 2001. The Settlement took the form of an administrative order, in which KSLP neither admitted nor denied the findings. The Settlement resolves the matters for which KSLP received Wells Notices from the staffs of the SEC and the NASD but does not address the Wells Notices received by four former employees of KSLP.

The terms of the Settlement provided that KSLP disgorge $41.1 million in institutional trading profits, and pay approximately $13.2 million in interest and $25 million in penalties for a total of $79.3 million. The Company did not record a tax benefit for the $25.0 million penalty. The amount was paid in full in 2004.

12. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2004, the Company had net capital, as restated, of $123.7 million, which was $116.4 million in excess of its required net capital of $7.2 million, as restated.